Exhibit 1

                              KOOR INDUSTRIES LTD.
                        ________________________________

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                        ________________________________

                           Rosh Ha'ayin, June 1, 2003

DATE:    Sunday, June 1, 2003

TIME:    10:00 a.m., Israel time

VENUE:   Koor Headquarters
         Telrad Building
         14 Hamelacha Street
         Park Afek
         Rosh Ha'ayin 48091
         Israel

To the owners and holders
of American Depository Receipts ("ADRs") evidencing American Depository Shares ("ADSs")* held by the owners and holders of ADRs (the "ADRs Holders"):

Issuing Company:   Koor Industries Ltd. ("Koor" or  the "Company")
Deposit Agreement: Deposit Agreement, dated as of November 13, 1995, by and among, The Bank of New York, as depository (the "Bank"), Koor and the ADRs Holders (the "Deposit Agreement")
ADR CUSIP No:      500507108**
ADS Record Date:   The close of business in New York on April 24, 2003**
Deeming Provisions:For the purposes of this Notice, any reference to shareholders of Koor (the "Shareholders") shall be deemed also to be a reference to ADR holders.

     Koor hereby gives notice that the Annual General Meeting of Shareholders (the "Meeting") will be held on Sunday, June 1, 2003, at 10:00 a.m., Israel time, at the Company's headquarters located at Telrad Building, 14 Hamelacha Street, Park Afek, Rosh Ha'ayin 48091, Israel.

     ---------------------------
*       Each ADS represetns 0.20 of an Ordinary Share of Koor, par value NIS
0.001 (the "Ordinary Shares").

**      As determined by the Bank, or in reliance on information furnished to
Koor by the Bank under the Deposit Agreement.

The Following is the Agenda for the Meeting:
-------------------------------------------

         By Special Resolution:

1. To amend the Company's Articles of Association to allow the Company to take certain actions in connection with D&O liability insurance and advance undertakings to exempt and indemnify the "office holders" of the Company described in the proxy statement, as permitted by law.

         By Ordinary Resolution:

2. To approve new guidelines for renewals of the directors' and officers' insurance policies ("D&O Policies") of the Company (the "2003 Guidelines") and to empower the management of the Company, at its discretion, to enter into D&O Policies within the 2003 Guidelines for 2003 and onwards.

3. To approve coverage under new D&O Policies within the 2003 Guidelines as specified in resolution No. 2 above for Charles R. Bronfman (Chairman of the Board of Directors of Koor), Jonathan Kolber (Chief Executive Officer of Koor) and Andrew Hauptman (Director of Koor).

4. To approve the Company's undertaking (i) to exempt the directors of the Company, in advance or retroactively, for any losses the Company may sustain as a result of a bona fide violation of the duty of care while acting in their capacities as directors of the Company and (ii) to indemnify the directors, in advance or retroactively, for any losses they may sustain (including legal expenses) as a result of claims filed against them by third parties, while acting in their capacities as directors of the Company.

5. To approve the Company's undertaking (i) to exempt Mr. Bronfman, Mr. Kolber and Mr. Hauptman for any losses the Company may sustain as a result of a bona fide violation of the duty of care while acting in their capacities as directors or officer of the Company, as the case may be, and (ii) to indemnify Mr. Bronfman, Mr. Kolber and Mr. Hauptman for any losses they may sustain (including legal expenses) as s result of claims filed against them by third parties while acting in their capacities as directors or officer of the Company, as the case may be.

6. To approve the conversion of 624,577 Ordinary Shares of the Company held by Koor Trusts (1995) Ltd., a wholly owned subsidiary of the Company, into 624,577 Deferred Shares of the Company.

7. To reappoint Somekh Chaikin, a member of KPMG International, as the Company's auditors and to authorize the Board of Directors to determine their audit fees.

     In addition, at the Meeting, the Board of Directors will, as required by Israeli law, present the Meeting with the Audited Financial Statements of the Company for the year ended December 31, 2002.

                                      By Order of the Board of Directors

                                      Shlomo Heller
                                      Corporate Secretary

                                                                Exhibit 2
                              Koor Industries Ltd.
                                 Telrad Building
                               14 Hamelacha Street
                                    Park Afek
                           Rosh Ha'ayin 48091, Israel


                                 PROXY STATEMENT

     This Notice is furnished to the ADR holders of Koor Industries Ltd. ("Koor" or the "Company") in connection with the Annual General Meeting of the shareholders of Koor (the "Meeting"). The Meeting will be held on Sunday, June 1, 2003, at 10:00 a.m., Israel time, at the Company's headquarters located at Telrad Building, 14 Hamelacha Street, Park Afek, Rosh Ha'ayin 48091, Israel.

        It is proposed to adopt the following Special Resolution at the
        Meeting:

        1. To amend the Company's Articles of Association to allow the Company to take certain actions in connection with D&O liability insurance and advance undertakings to exempt and indemnify the "office holders" of the Company described in the proxy statement, as permitted by law. (See Item A1 below.)

        It is proposed to adopt the following Ordinary Resolutions at the
        Meeting:

        2. To approve new guidelines for renewals of the directors' and officers' insurance policies ("D&O Policies") of the Company (the
        "2003 Guidelines") and to empower the management of the Company (the "Management"), at its discretion, to enter into D&O Policies within the 2003 Guidelines for 2003 and onwards. (See Item A2 below.)

        3. To approve coverage under new D&O Policies within the 2003 Guidelines as specified in resolution No.2 above for Charles R. Bronfman (Chairman of the Board of Directors of Koor), Jonathan Kolber (Chief Executive Officer of Koor) and Andrew Hauptman (Director of
        Koor). (See Item A3 below.)

        4. To approve the Company's undertaking (i) to exempt the directors of the Company, in advance or retroactively, for any losses the Company may sustain as a result of a bona fide violation of the duty of care while acting in their capacities as directors of the Company and (ii) to indemnify the directors, in advance or retroactively, for any losses they may sustain (including legal expenses) as a result of claims filed against them by third parties, while acting in their capacities as directors of the Company. (See Item A4 below.)

        5. To approve the Company's undertaking (i) to exempt Mr. Bronfman, Mr. Kolber and Mr. Hauptman for any losses the Company may sustain as a result of a bona fide violation of the duty of care while acting in their capacities as directors or officer of the Company, as the case may be, and (ii) to indemnify Mr. Bronfman, Mr. Kolber and Mr. Hauptman for any losses they may sustain (including legal expenses) as s result of claims filed against them by third parties while acting in their capacities as directors or officer of the Company, as the case may be. (See Item A5 below.)

        6. To approve the conversion of 624,577 Ordinary Shares of the Company held by Koor Trusts (1995) Ltd., a wholly owned subsidiary of the Company ("Koor Trusts"), into 624,577 Deferred Shares of the Company. (See Item A6 below.)

        7. To reappoint Somekh Chaikin, a member of KPMG International ("Somekh Chaikin"), as the Company's auditors and to authorize the Board of Directors to determine their audit fees. (See Item A7 below.)

        The Board of Directors will present the Meeting with the Audited Financial Statements of the Company for the year ended December 31, 2002.

        At the close of business on April 24, 2003, the Company had 15,173,377 outstanding Ordinary Shares, each of which is entitled to one vote upon the matters to be presented at the Meeting.1

        A quorum at any Meeting of the Company shall be constituted when there are present, either in person or by proxy, at least two members, who together hold one third of the voting rights in the Ordinary Shares of the Company.

-------------------------
1. 1,333,605 Ordinary Shares held by the Company and its wholly owned subsidiaries (including 624,577 Ordinary Shares held by Koor Trusts (1995) Ltd.) will not be voted at the Meeting.

        The Special Resolution in Item A1 below shall be deemed to have been passed, if members present, personally or by proxy, holding shares which represent at least seventy five percent (75%) of the voting rights of all of the Ordinary Shares of the holders so present at the Meeting, voted, either personally or by proxy, in favor of such Special Resolution.

        An Ordinary Resolution shall be deemed to have been passed, if members present, personally or by proxy, holding shares which represent more than fifty percent (50%) of the voting rights of all of the Ordinary Shares of the holders so present at the Meeting, voted, either personally or by proxy, in favor of such Ordinary Resolution. In the case of the Ordinary Resolutions described in Items A3 and A5 below, however, such Ordinary Resolutions shall be deemed to have been passed, (i) if the "disinterested" members (as such term is defined under the Israeli Companies Law-1999) present, personally or by proxy, holding shares which represent at least one third (1/3) of the voting rights of all of the Ordinary Shares of the "non-interested" holders so present and voting at the Meeting, voted, either personally or by proxy, in favor of each such Ordinary Resolution or (ii) if the aggregate votes of the "disinterested" members that voted, either personally or by proxy, against each such Ordinary Resolution does not exceed one percent of the voting rights of all of the Ordinary Shares. In addition, in the case of the Ordinary Resolutions described in Items A4 and A5 below, such resolutions may be brought to a vote at the Meeting only after the Special Resolution in Item A1 shall be deemed to have been passed.

        According to applicable Israeli law, if within 30 minutes from the time set for the Meeting a quorum shall not be constituted, the Meeting shall be postponed to the same day at the following week, at the same time and the same place. If within 30 minutes from the time set for the postponement of the Meeting a quorum shall not be constituted, then the Meeting shall be held when at least two shareholders are present either in person or by proxy, regardless of the voting rights represented by them. The Special and Ordinary Resolutions at such a postponed Meeting shall be deemed to have passed in accordance with the percentage thresholds described in the preceding paragraphs.

Item A1 --  Approval of the Amendment to the Company's Articles of Association.
------------------------------------------------------------------------------

     The Board of Directors recommends to amend the Company's Articles of Association to allow the Company to take certain actions in connection with D&O liability insurance and advance undertakings to exempt and indemnify the "office holders" of the Company, as permitted by law. "Office holders" as defined under the Israeli Companies law includes, without limitation, the directors, chief executive officer, chief financial officer and other senior officers of the Company.

     Clauses 104 through 108 of the Company's Articles of Association presently state the following:

         "Insurance and Indemnity of Officers
         ------------------------------------

         104. Save where otherwise provided, the expressions appearing in Articles 104 to 108 shall be construed as defined in chapter D1 of the Companies Ordinance [New Version] 5743-1983, as may apply, from time to time.

         105. The Company shall be entitled to enter into a contract to insure the liability of an officer, wholly or partially, in respect of any of the following:

                (1) The breach of a duty of care to the Company or to any other person;

                (2) The breach of a fiduciary duty to the Company, provided that the officer acted in good faith and had reasonable grounds for believing that the action would not adversely affect the best interests of the Company;

                (3) A pecuniary liability imposed on him in favor of any other person in respect of an act done in his capacity as an officer;

                (4) Additional circumstances in which it is possible, in accordance with the law, to insure, or it will be possible to insure, officers of the Company.

         106. Subject to the passing of special resolutions at separate meetings of the shareholders of the different classes of shares as required under chapter D1 of the Companies Ordinance [New Version], the Company shall be entitled to pass a resolution indemnifying an officer in respect of any one of the following:

                (1) A pecuniary liability imposed on him in favor of any other person in terms of a judgment, including a judgment given in the scope of a compromise or an arbitrator's ruling which is confirmed by the court, in respect of an act done by him in his capacity as an officer;

                (2) Reasonable costs of litigation, including attorney's fees, incurred by the officer or which he is ordered by the court to pay in proceedings instituted against him by the Company or on its behalf or by any other person, or in a criminal indictment in which judgment is given in his favor or in respect of which he is acquitted, in relation to an act done by him in his capacity as an officer of the Company;

                (3) Additional circumstances in respect of which it is permissible, under the law, to indemnify officers of the Company.

         107. A resolution to indemnify an officer and the extent thereof shall be passed by the Board of Directors and also by any other organ of the Company, the approval of which is required under any law which may be in force at the time of the confirmation.

         108. For removal of doubt, it is hereby recorded that the Company will be entitled to insure and/or to indemnify officers of the Company also in respect of acts and/or omissions of an officer which occurred prior to the adoption of these Articles in regard to insurance and/or indemnity by the Company. Notwithstanding the provisions of Articles 105 and 106 above, the Company will not be entitled to enter into a contract to insure the liability of an officer in the Company, nor will the Company have the right to pass a resolution indemnifying an officer in the Company, regarding pecuniary liability imposed on him in any case where such insurance or indemnity is prohibited under the law for the time being in force."



     The proposed amended Clauses 104 through 108B of the Company's Articles of Association will state:

         "Insurance, Exemption and Indemnity of Office Holders
         -----------------------------------------------------

         104. The Company may, from time to time and subject to the provisions of any law, enter into a contract to insure any office holder, in full or in part, for liability resulting from an obligation imposed on him as a result of an action performed in his capacity as an office holder in the Company, for each of the following:

                (1) A breach of a duty of care towards the Company or towards another person.

                (2) A breach of a duty of trust towards the Company, provided that the office holder acted in good faith and had reasonable grounds to presume that his action would not harm the interests of the Company.

                (3) A financial obligation imposed on him in favor of another person.

         105. The Company may, from time to time and subject to the provisions of any law, indemnify an office holder, in full or in part, for an obligation or expense imposed on him as a result of an action performed in his capacity as an office holder, as set out below:

                (1) A financial obligation imposed on him in favor of another person pursuant to a judgment, including a judgment given in a settlement or arbitration decision approved by the court.

                (2) Reasonable litigation expenses, including lawyer's fees requited by the office holder or imposed on him by a court, in a proceeding submitted against him by the Company or in its name or by another person, or in a criminal indictment in which he was acquitted, or a criminal indictment in which he was convicted of an offense not requiring proof of criminal intent.

         106. Subject to that stated in section 105 above, the Company may give:

                (1) An advance undertaking to indemnify an office holder, provided that the undertaking is limited to types of events which, in the opinion of the board of directors, are foreseeable in advance at the time the undertaking to indemnify is given, and in an amount which the board of directors has determined is a reasonable amount under the circumstances;

                (2)     To indemnify an office holder retroactively.

         107. The Company may exempt in advance an office holder from liability, in full or in part, for damage resulting from a breach of a duty of care owed by the office holder towards the Company.

         108. In addition to that stated in sections 104, 105, 106 and 107, and without derogating from that stated therein, the Company may enter into an insurance contract to exempt in advance, indemnify or undertake in advance to indemnify:

                (1) Persons who are not office holders in the Company, including employees, contractors or consultants of the Company who are not office holders therein.

                (2) Office holders in the Company - in so far as the insurance, exemption, indemnity or undertaking to indemnify are not prohibited by any law.

                Decisions involving the matters included in subsections (1) and (2) of section 108 shall be reached by the general manager, a committee of the board of directors, the board of directors, the general meeting or any other of the Company's institutions, all pursuant to the powers under these Articles or pursuant to the requirements of any law.

         108A. The provisions of sections 104, 105, 106, 107, and 108 shall also apply to a corporation acting as office holder in the Company and to a substitute director.

         108B. With regard to sections 104, 105, 106, 107 and 108 above, the term "office holder" shall have the same meaning as that given to it in the Companies Law, 5759-1999."

        It is therefore proposed that the shareholders adopt the following Special Resolution at the Meeting:

        "RESOLVED, that the Company amend the Articles of Association of the Company in accordance with Item A1 of the proxy statement to allow the Company to take certain actions in connection with D&O liability insurance and advance undertakings to exempt and indemnify the "office holders" of the Company, as permitted by law."

        The Board of Directors recommends voting FOR amending the Articles of Association of the Company in accordance with this Item A1 to allow the Company to take certain actions in connection with D&O liability insurance and advance undertakings to exempt and indemnify the "office holders" of the Company, as permitted by law.


Item A2 --  Approval of the 2003 Guidelines for D&O Policies.
-------------------------------------------------------------

        The Board of Directors recommends that the 2003 Guidelines be adopted by the shareholders at the Meeting and that the shareholders empower the Management, at its discretion, to enter into D&O Policies within the 2003 Guidelines.

        In 2002, the Board of Directors and the shareholders of the Company approved guidelines for D&O Policies. However, due to the considerable deterioration in the world insurance market and the global economy in the past year and the flood of claims concerning securities that were filed in the United States and elsewhere against directors, officers and companies, directors' and officers' insurance costs have greatly increased. As a result, on December 27, 2002, and March 13, 2003, the Audit Committee and the Board of Directors of the Company, respectively, approved new D&O Policy guidelines for 2003 and onwards, and empowered the Management, at its discretion, to enter into new D&O Policies within the 2003 Guidelines. At the Meeting, the Company will seek to obtain shareholder approval for the 2003 Guidelines and empowerment of the Management to enter into new D&O Policies within those guidelines.

        The following are the general parameters for D&O Policies within the 2003 Guidelines:

     1. D&O Policies will provide an "umbrella coverage," covering the directors and officers of Koor and its subsidiaries (the "Koor Group").

     2. The total premium cost of D&O Policies will be divided proportionally among the members of the Koor Group, based on past practice, taking into consideration the changes in the insurance market and the allocation suggested by insurers should they make a recommendation.

     3. The total annual premium cost allocated to Koor will not be greater than two (2) million US dollars.

     4. The total amount of insured liability will not be less than forty (40) million US dollars.

     5. Where claims filed against directors and officers of several members of the Koor Group exceed the limit of liability under D&O Policies, the insured indemnity will be divided among the respective members of the Koor Group in proportion to the extent of their participation in the annual premium cost.

     6. There will not be any deductibles for directors and officers.

     7. The per claim deductible for Koor will be negotiated annually with the insurers but will not exceed:

        a. nine hundred (900) thousand US dollars plus 24% of any amount paid by the insurers for security claims in the US and Canada against the Company;

        b. three hundred (300) thousand US dollars for securities claims outside the US and Canada against the Company;

        c. nine hundred (900) thousand US dollars for security claims in the US and Canada against the directors and officers of the Company;

        d. one hundred and twenty (120) thousand US dollars for any other claims in the US and Canada against the directors and officers of the Company; and

        e.  sixty (60) thousand US dollars for all other claims worldwide.

     In general, the terms of D&O Policies will be agreed to by the Management and will be in accordance with industry standards.

     The Board of Directors' resolutions which describe in further detail the 2003 Guidelines may be inspected at the Corporate Secretary's Office at the Company's offices during normal business hours.

     It is therefore proposed that the shareholders adopt the following Ordinary Resolution at the Meeting:

     "RESOLVED, that the 2003 Guidelines be approved and that the Management be empowered to enter into D&O Policies within the 2003 Guidelines for the year 2003 and onwards."

     The Board of Directors recommends voting FOR adoption of the 2003 Guidelines and empowerment of the Management to enter into new D&O Policies within the 2003 Guidelines for the year 2003 and onwards.

Item A3 -- Approval of Coverage under D&O Policies  within the 2003  Guidelines
-------------------------------------------------------------------------------
for Charles R.  Bronfman,  Jonathan  Kolber and Andrew Hauptman.
----------------------------------------------------------------

     The Board of Directors recommends that the shareholders approve coverage under D&O Policies within the 2003 Guidelines for Charles R. Bronfman (Chairman of the Board of Directors of Koor), Jonathan Kolber (Chief Executive Officer of
Koor) and Andrew Hauptman (Director of Koor).

     It is therefore proposed that the shareholders adopt the following Ordinary Resolution at the Meeting:

     "RESOLVED, that Charles R. Bronfman's, Jonathan Kolber's and Andrew Hauptman's coverage under new D&O Policies within the 2003 Guidelines for the year 2003 and onwards be approved."

     The Board of Directors recommends voting FOR the coverage of Charles R. Bronfman, Jonathan Kolber and Andrew Hauptman under the new D&O Policies within the 2003 Guidelines for the year 2003 and onwards.

Item A4 --  Approval of the Company's Undertaking to Exempt and Indemnify the
-----------------------------------------------------------------------------
Directors of the Company.
-------------------------

     The Board of Directors recommends to approve the Company's undertaking (i) to exempt the directors of the Company, in advance or retroactively, for any losses the Company may sustain as a result of a bona fide violation of the duty of care while acting in their capacities as directors of the Company and (ii) to indemnify the directors, in advance or retroactively, for any losses they may sustain (including legal expenses) as a result of claims filed against them by third parties, while acting in their capacities as directors of the Company.

     Pursuant to the Israeli Companies Law, the Company may undertake, in advance or retroactively, to indemnify directors, provided that the undertaking is limited to events that, in the opinion of the Board of Directors, may be foreseen when making the undertaking ("Stipulated Events"), and provided that the undertaking is limited to an amount that, in the opinion of the Board of Directors, is reasonable under the circumstances (the "Maximum Amount"). Stipulated Events contemplated by the Board of Directors of the Company include, but are not limited to, (i) actions associated with investments by the Company in various corporations, (ii) issue of securities, (iii) the obtaining of credit, sale or purchase of assets or commitments, (iv) actions associated with employees' conditions of employment, and (v) actions associated with a structural change in the Company or its reorganization. The Maximum Amount contemplated by the Board of Directors of the Company, is one third of the equity of the Company as recorded in the latest audited financial statements published prior to the occurrence of the event in respect of which the indemnity will be paid, or one third of the equity as recorded in the Company's financial statements for fiscal year 2001, whichever is the greater amount. The full list of Stipulated Events and complete terms and conditions of the exemption and indemnification may be inspected at the Corporate Secretary's Office at the Company's offices during normal business hours. On December 27, 2002, and March 13, 2003, the Audit Committee and the Board of Directors of the Company, respectively, approved the Company's undertaking to exempt and indemnify the directors and officers of the Company pursuant to the terms and conditions described above.

     It is therefore proposed that the shareholders adopt the following Ordinary Resolution at the Meeting:

     "RESOLVED, to approve the Company's undertaking (i) to exempt the directors of the Company, in advance or retroactively, for any losses the Company may sustain as a result of a bona fide violation of the duty of care while acting in their capacities as directors of the Company and (ii) to indemnify the directors, in advance or retroactively, for any losses they may sustain (including legal expenses) as a result of claims filed against them by third parties, while acting in their capacities as directors of the Company. The indemnification will be limited to Stipulated Events and the amount of indemnification per each Stipulated Event shall not exceed the Maximum Amount."

     The Board of Directors recommends voting FOR the Company's undertaking (i) to exempt the directors of the Company, in advance or retroactively, for any losses the Company may sustain as a result of a bona fide violation of the duty of care while acting in their capacities as directors of the Company and (ii) to indemnify the directors, in advance or retroactively, for any losses they may sustain (including legal expenses) as a result of claims filed against them by third parties, while acting in their capacities as directors of the Company.

Item A5 --  Approval of the Company's Undertaking to Exempt and Indemnify
-------------------------------------------------------------------------
Mr. Bronfman, Mr. Kolber and Mr. Hauptman.
------------------------------------------

     The Board of Directors recommends that the shareholders approve the Company's undertaking (i) to exempt Mr. Bronfman, Mr. Kolber and Mr. Hauptman for any losses the Company may sustain as a result of a bona fide violation of the duty of care while acting in their capacities as directors or officer of the Company, as the case may be, and (ii) to indemnify Mr. Bronfman, Mr. Kolber and Mr. Hauptman for any losses they may sustain (including legal expenses) as s result of claims filed against them by third parties while acting in their capacities as directors or officer of the Company, as the case may be. See Item A4 for more details on the Company's undertaking.

     It is therefore proposed that the shareholders adopt the following Ordinary Resolution at the Meeting:

     "RESOLVED, that the Company's undertaking (i) to exempt Mr. Bronfman, Mr. Kolber and Mr. Hauptman for any losses the Company may sustain as a result of a bona fide violation of the duty of care while acting in their capacities as directors or officer of the Company, as the case may be, and (ii) to indemnify Mr. Bronfman, Mr. Kolber and Mr. Hauptman for any losses they may sustain (including legal expenses) as s result of claims filed against them by third parties while acting in their capacities as directors or officer of the Company, as the case may be, as described in detail in Item A4 above, be approved."

     The Board of Directors recommends voting FOR the Company's undertaking (i) to exempt Mr. Bronfman, Mr. Kolber and Mr. Hauptman for any losses the Company may sustain as a result of a bona fide violation of the duty of care while acting in their capacities as directors or officer of the Company, as the case may be, and (ii) to indemnify Mr. Bronfman, Mr. Kolber and Mr. Hauptman for any losses they may sustain (including legal expenses) as s result of claims filed against them by third parties while acting in their capacities as directors or officer of the Company, as the case may be.

Item A6 --  Conversion of 624,577 Ordinary Shares of the Company held by Koor
-----------------------------------------------------------------------------
Trusts into Deferred Shares.
----------------------------

     As a result of the exercise of options under Koor's 1995 and 1997 employee stock option plans, 624,577 Ordinary Shares remained in the hands of Koor Trusts. As part of the arrangements and approvals for Koor's 1995 and 1997 employee stock option plans, the Company undertook that the Ordinary Shares remaining in Koor Trust's account (i) would not participate in distributions of dividends, (ii) would not participate in voting, and (iii) that were not used for the allotment of options by December 31, 2002, would be converted into Deferred Shares. Koor Trusts has approved the conversion. The approval of the General Meeting is required to convert those shares into Deferred Shares.

     The Board of Directors recommends to approve conversion of the 624,577 Ordinary Shares held by Koor Trusts into 624,577 Deferred Shares of the Company. As holder of Deferred Shares, Koor Trusts would only be entitled to receive the nominal paid-up value of the Deferred Shares in the event of the winding up of the Company, subject to prior payment of the nominal paid-up value of the Ordinary Shares to the holders of Ordinary Shares. The Deferred Shares held by Koor Trusts would not have any voting rights and would not be entitled to participate in the distribution of dividend of any kind.

     It is therefore proposed that the shareholders adopt the following Ordinary Resolution at the Meeting:

     "RESOLVED, that the conversion of the 624,577 Ordinary Shares held by Koor Trusts (1995) Ltd. into 624,577 Deferred Shares of the Company be approved."

     The Board of Directors recommends voting FOR the conversion of the 624,577 Ordinary Shares held by Koor Trusts into 624,577 Deferred Shares of the Company.

Item A7 --  Reappointment of Auditors and Determination of Fees.
----------------------------------------------------------------

     Shareholders are requested to reappoint the Company's existing auditors, Somekh Chaikin, as the auditors of the Company until the Company's next Annual General Meeting, and to authorize the Board of Directors to determine their fees for such period.

     It is therefore proposed that the shareholders adopt the following Ordinary Resolution at the Meeting:

     "RESOLVED, that the Company's auditors, Somekh Chaikin, be, and they hereby are reappointed as auditors of the Company until the next Annual General Meeting of Shareholders, and that the Board of Directors be, and is hereby authorized to determine the fees of the said auditors."

     The Board of Directors recommends voting FOR the reappointment of Somekh Chaikin as auditors of the Company.


                                    * * * * *

     The Board of Directors will, as required by Israeli law, present the Meeting with the Audited Financial Statements of the Company for the year ended December 31, 2002. A representative of the Management is expected to be present at the Meeting, and to be available to respond to appropriate questions from the shareholders.

     Other than as set forth above, Management knows of no other business to be acted upon at the Meeting.

     The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the proxy and return it in the enclosed envelope.


                                   By Order of the Board of Directors

                                   Shlomo Heller
                                   Corporate Secretary

Rosh Ha'ayin, Israel
April 28, 2003

                                [PROXY CARD]                       Exhibit 3
                             KOOR INDUSTRIES LTD.
               Instructions to The Bank of New York, as Depositary
        (Must be received prior to the close of business on May 23, 2003)

     The undersigned, registered Holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of stock represented by such Receipt of Koor Industries Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on April 24, 2003 at the Annual General Meeting of Shareholders of Koor Industries Ltd. to be held on June 1, 2003 in respect of the resolutions specified on the reverse.

NOTES:

1. Please direct the Depository how it is to vote by marking the appropriate box by each resolution.

2. If no voting instructions are received by the Depository on or before May 23, 2003, the Depository shall deem such Holder to have instructed the Depository to give a discretionary proxy to a person designated by the Company to vote such Deposited Securities in proportion to the votes cast by holders of all Shares.




                                                   KOOK INDUSTRIES LTD.
                                                   P.O. BOX 11230
To change your address, please mark this box. |_|  NEW YORK, N.Y. 10203-0230

To include any comments, please mark this box. |_|


             Please complete and date this proxy on the reverse side
              and return it promptly in the accompanying envelope.

The Following is the Agenda for the Meeting:
--------------------------------------------

        By Special Resolution:

   1. To amend the Company's Articles of Association to allow the Company to take certain actions in connection with D&O liability insurance and advance undertakings to exempt and indemnify the "office holders" of the Company described in the proxy statement, as permitted by law.

        By Ordinary Resolution:

   2. To approve new guidelines for renewals of the directors' and officers' insurance policies ("D&O Policies") of the Company (the "2003 Guidelines") and to empower the management of the Company, at its discretion, to enter into D&O Policies within the 2003 Guidelines for 2003 and onwards.

   3. To approve coverage under new D&O Policies within the 2003 Guidelines as specified in resolution No. 2 above for Charles R. Bronfman (Chairman of the Board of Directors of Koor), Jonathan Kolber (Chief Executive Officer of Koor) and Andrew Hauptman (Director of Koor).

   4. To approve the Company's undertaking (i) to exempt the directors of the Company, in advance or retroactively, for any losses the Company may sustain as a result of a bona fide violation of the duty of care while acting in their capacities as directors of the Company and (ii) to indemnify the directors, in advance or retroactively, for any losses they may sustain (including legal expenses) as a result of claims filed against them by third parties, while acting in their capacities as directors of the Company.

  5. To approve the Company's undertaking (i) to exempt Mr. Bronfman, Mr. Kolber and Mr. Hauptman for any losses the Company may sustain as a result of a bona fide violation of the duty of care while acting in their capacities as directors or officer of the Company, as the case may be, and (ii) to indemnify Mr. Bronfman, Mr. Kolber and Mr. Hauptman for any losses they may sustain (including legal expenses) as a result of claims filed against them by third parties while acting in their capacities as directors or officer of the Company, as the case may be.

  6. To approve the conversion of 624,577 Ordinary Shares of the Company held by Koor Trusts (1995) Ltd., a wholly owned subsidiary of the Company, into 624,577 Deferred Shares of the Company

  7. To reappoint Somekh Chaikin, a member of KPMG International, as the Company's auditors and to authorize the Board of Directors to determine their audit fees.





                             DETACH PROXY CARD HERE
--------------------------------------------------------------------------------
                                                    |X|
|_| Mark, Sign, Date and Return           Votes must be indicated
    the Proxy Card Promptly               (x) in Black or Blue ink.
    Using the Enclosed Envelope.

             Special                    FOR  AGAINST       FOR  AGAINST
             Resolution:

                  1.                    |_|    |_|      5. |_|    |_|
                  Ordinary
                  Resolution:                           6. |_|    |_|
                  2.                    |_|    |_|
                                                        7. |_|    |_|
                  3.                    |_|    |_|

                  4.                    |_|    |_|


                        The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Deposit in the case of a Corporation, the voting instruction must be executed by a duly authorized Officer or Attorney.

                        Date     Share Owner sign here      Co-Owner sign here